

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2024

J. Douglas Ramsey, Ph.D.
Chief Executive Officer and Chief Financial Officer
Breeze Holdings Acquisition Corp.
955 W. John Carpenter Freeway
Suite 100-929
Irving, TX 75039

>   **Re: Breeze Holdings Acquisition Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2023**
>   **Filed April 1, 2024**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Filed March 31, 2023**
>   **File No. 001-39718**

Dear J. Douglas Ramsey:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing